REGI U.S., INC.
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc.
(the “Company” or “Reg” or “REGI”)

REGI U.S., INC. / REG TECHNOLOGIES INC. Announce Successful RADMAX® Pump Testing Complete

For Immediate Release: July 9, 2007. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced the following RadMax® product development status as reported by Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology:

  Performance measurements of prototype of RadMax® pump completed.
  Axial Vane Positive Displacement Pump efficiency validated greater than 80%.
  Proprietary RadMax® radial shaft seals have been qualified for all low temperature applications (pumps, compressors).
  Validated ability to run dry, self-prime, and re-acquire prime.
  Measured suction to exceed 20 feet, lift (head) more than 80 feet.

John Robertson, President of REGI U.S., Inc. and Reg Technologies Inc., states, "The successful RadMax® pump tests moves the Company closer to generating revenue in the worldwide 50 billion dollar pump/compressor market.”

Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology, states, “The RadMax® technology is a truly revolutionary rotary power concept unlike any other existing technology; RadMax® devices are designed for simplicity, efficiency and power. The compressor / pumps are capable of 48 compressions, expansion or pumping actions per revolution, which makes the RadMax® the lightest weight and most efficient compressor / pump ever designed.”

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.